SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 16,2004

Fording Canadian Coal Trust

(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

April 16, 2004

                By: _s/James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Press Release entitled “Fording Announces Closing of $105 Million of Trust Units”

                                                                                                              Exhibit                   99

April 16, 2004

Via Edgar

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Fording Canadian Coal Trust File NO. 1-15230

Form 6-K Report dated April 16, 2004

Dear Sir or Madam:

On behalf of Fording Inc. transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the Company's Report on Form 6-K.

Yours truly,

James F. Jones

Corporate Secretary

Attachments

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING ANNOUNCES CLOSING

OF $105 MILLION OFFERING OF TRUST UNITS

CALGARY, April 16, 2004 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that it has closed the public offering announced on March 29, 2004. In connection with the offering, a total of 2,000,000 previously unissued trust units were sold to a syndicate of underwriters on a bought deal basis, at a price of $52.50 per trust unit for gross proceeds of CDN$105,000,000.

The underwriting syndicate was led by RBC Capital Markets. The other members of the underwriting syndicate were CIBC World Markets Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., TD Securities Inc. and Salman Partners Inc.

Fording Canadian Coal Trust intends to use the net proceeds of the offering to make a further investment in Fording Inc., its wholly-owned subsidiary. Fording Inc. will use such further investment to pay down indebtedness. This reduced level of indebtedness is expected to provide Fording Inc. with a greater range of financing alternatives with respect to funding its portion of the recently announced development of the Cheviot Creek pit that forms part of the Cardinal River operations owned by Elk Valley Coal Partnership.

The trust units have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. The trust units are being offered only by means of a prospectus. Accordingly, this press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Mark Gow, CA

Controller

Fording Canadian Coal Trust

403-260-9834

mark_gow@fording.ca